

July 15, 2010

Mr. Jia Zhi Hong, Chief Executive Officer
Kingold Jewelry, Inc.
c/o Paul Goodman, Esq.
Cyruli Shanks Hart & Zizmor, LLP
420 Lexington Avenue, Suite 2320
New York, NY 10170

> **Re:** **Kingold Jewelry, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-167626**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 14, 2010**
> **Forms 8-K**
> **Filed December 28, 2009, February 4, 2010, and March 8, 2010**
> **File No. 001-15819**

Dear Mr. Jia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please include all information that is not subject to Rule 430A, including the number of securities and a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See Item 501(b) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file an amendment containing this information prior to circulating the prospectus.

2. We note your disclosure under Risk Factors on page 40 that investors in this offering will experience immediate and substantial dilution in the net tangible book value of the shares they purchase. Please include a dilution table in your amended filing consistent with the guidance in Item 506 of Regulation S-K.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

4. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

5. We note the references throughout the filing to the opinion of your PRC counsel. Please file the legal opinion and consent of PRC counsel as an exhibit.

6. Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your Forms 8-K.

Cautionary Note Regarding . . ., page 7

7. We note you refer to Section 27A of the Securities Act and Section 21E of the Exchange Act. Please note that Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers that, at the time the statement is made, issue penny stock. Therefore, please delete these references.

Third Party Data, page 8

8. We note your statements cautioning investors to not give undue weight to estimates and that you have not independently verified the accuracy or completeness of the industry data that you have obtained from third party sources. Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 9

9. Please shorten the summary to briefly describe your organizational structure, business and the key aspects of this offering. The summary is too lengthy and repetitive of information that is disclosed in the Business section. For example, the discussion on pages 9-16 repeats the information in the Business section on pages 57-60 and 64-68. Refer to Note 4 to Rule 421(b) of Regulation C, Item 503(a) of Regulation S-K, and Instruction to Paragraph 503(a) of Regulation S-K. Also, please either delete the discussion of competitive strengths in the summary section or balance this disclosure with the related risks. For example, please disclose, if true, that there is only one source in China for you to obtain the precious metals used in your jewelry products.

10. Please disclose the basis for all of your assertions about your competitive position within your industry, including the names and dates of the studies or reports by third parties. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. The following are examples only of some of your competitive position assertions:

    - "[We] are one of the leading professional designers and manufacturers of high quality 24 Karat gold jewelry and ornaments . . .," page 9.

    - "[I]n 2008, we ranked first in the PRC's gold industry nationwide . . .," page 9.

    - "China has historically been the second largest gold consumer following India," page 10.

11. We note that some information on your website is inconsistent with the information provided in this filing. For example, under the "Competitive Advantage" page of your website, you state that "[a]s the only major manufacturer focused entirely on 24-

karat gold production, Kingold is one of the few companies with the capability to manufacture high-quality solid gold jewelry on an industrial scale." Please reconcile the information in your website and registration statement so that material information about your company is consistent.

Corporate History, page 13

12. Please summarize the material terms of the purchase option agreement and pledge of equity agreement, including when Vogue-Show can exercise this option and the conditions of exercise.

13. Please summarize the material terms of the call option agreement between Famous Grow and Jia Zhi Hong and Zhao Bin, including the circumstances under which the option may be exercised and any restrictions on exercise.

14. Please include Famous Grow in the corporate structure diagram on page 16 and identify the owner of Famous Grow. Also, identify in footnote (1) the class of persons who own 38.85% of Wuhan Kingold.

Use of Proceeds, page 42

15. We note your risk factor relating to the use of proceeds on page 41. Please state in this section that you have no specific plan for the proceeds, and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Capitalization, page 42

16. Please note that the balances included in the March 31, 2010 column on page 43 agree to your December 31, 2009 balances but not to your March 31, 2010 balances. Please ensure your Capitalization disclosures agree to the most recent balance sheet included in your filing.

Selected Summary Financial Data, page 44

17. You disclose that the summary interim financial information disclosed on page 45 is derived from your audited interim financial statements. Please revise your description to indicate that the interim financial statements were unaudited.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies, page 47

18. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 51

19. Please expand this section and your Results of Operations section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note the disclosure on page 11 that your business is dependent on consumer demand for gold products which may be affected by economic conditions in China. Please explain the effect that the recent turmoil on the economy has on your operations. Also, you state on pages 54 and 56 that your increases in net sales for the three months ended March 31, 2010 and the fiscal year ended December 31, 2009 were primarily the result of an increase in production, continued success in marketing your products and the increase in the cost of raw materials.   Please discuss what is driving these trends and if you expect these trends to continue. Please describe the production shift you refer to in the last sentence of the third paragraph on page 54 and explain whether this shift in production focus is part of your long-term strategy. Refer to Item 303of Regulation S-K and SEC Release No. 33-8350.

Results of Operation, page 53

20. We have reviewed your results of operations disclosures and have the following comments:

- Where you identify intermediate causes of changes in your operating results, please also sufficiently describe the reasons underlying the intermediate causes. For example, you indicate that the 128% increase in net revenues from fiscal year 2008 to 2009 was primarily the result of an increase in your production, continued success in marketing your products, and the increase in the cost of raw materials. These general disclosures do not adequately explain why net revenues significantly increased. Please explain in reasonable detail the nature of and reasons behind each driving force. See SEC Release No. 33-8350.

- Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In regards to the revenue change discussed above, please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

21. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Business, page 57

22. We note your statement on page 26 that your five largest customers accounted for 26.2 percent and 23.6 percent of your net sales and that your largest customer accounted for 8.25 percent and 9.8 percent of your net sales during 2009 and 2008, respectively. We further note your statement on page 61 stating that your five largest customers accounted for 31.49 percent and 21.3 percent of your net sales and that your largest customer accounted for 7.83 percent and 9.8 percent of your net sales during 2009 and 2008, respectively. Please clarify or revise.

Research and Development, page 61

23. We note your disclosure that you have invested significantly in research and development. Please disclose the estimated amount spent during each of the last two fiscal years on research and development activity, and if applicable, the extent to which the cost of such activities is borne directly by customers. Refer to Item 101(h)(4)(x) of Regulation S-K.

Intellectual Property, page 62

24. We note you have two patents and three registered trademarks. Please provide the duration for these patents and trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Environment Protection, page 63

25. We note your risk factor disclosure on page 27 regarding potential environmental liability. Please disclose the cost of environmental compliance. Refer to Item 101(h)(4)(xi) of Regulation S-K.

Directors and Executive Officers, page 69

26. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Rule 401(e)(1) of Regulation S-K.

27. We note that Mr. Zhao is a member of the mediation committees of the Shanghai Gold Exchange, your sole supplier for gold. Please disclose this relationship in your Certain Relationships and Related Party Transactions section and include the disclosure required by Item 404 of Regulation S-K for the last three fiscal years.

28. Please expand your description of Mr. Zhang's business experience to specify his principal occupation and employment during the past five years. For example, please state when Mr. Zhang was vice president and secretary-general of China Gold Association. Refer to 401(e)(1) of Regulation S-K.

Director and Executive Officer Compensation, page 73

Summary Compensation of Named Executive Officers, page 74

29. We note your statement on page 74 that your "executive officers are compensated by and through Wuhan Kingold and do not receive any compensation for serving as executive officers for us, Dragon Lead or Vogue Show." Please explain why your executive officers are paid by Wuhan Kingold. Please clarify whether your executive

officers are also paid for their services as executive officers to Wuhan Kingold and revise the executive officer biographies to include any positions they hold at Wuhan Kingold. Refer to 401(e)(1) of Regulation S-K.

30. Please add footnote (1) to the summary compensation table to disclose the other compensation paid.

Security Ownership of Certain Beneficial Owners and Management, page 75

31. Please identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by the 5% stockholders. Also revise the table to reconcile the number of shares owned by Mr. Jia in the table with the amount reflected in the related footnote (1), and move the information for the 5% stockholders under the correct columns.

Certain Relationships and Related Party Transactions, page 77

32. Please disclose the payments made under the management consulting and technical support agreements for each of the last three fiscal years.

Description of Capital Stock, page 78

33. We note your disclosure that you have 100,000,000 shares of common stock authorized, 83,532,777 shares outstanding, and are currently registering $25,000,000 of shares of common stock. However, it appears from the certificate of incorporation and related amendments filed on EDGAR that you have 50,000,000 shares authorized. Please explain whether the company has sufficient authorized shares to issue the common stock being offered in the registration statement, and file the most recent certificate of incorporation, as amended, as an exhibit.

Financial Statements for the Year Ended December 31, 2009

Consolidated Statements of Income, page F-3

34. Please clarify why net income attributable to the noncontrolling interest for fiscal year 2009 represents 5.07% of net income when the noncontrolling interest is contractually entitled to only 4.17% of Wuhan Kingold's profits.

Note 2 – Summary of Significant Accounting Policies, page F-8

Foreign currency transactions, page F-13

35. As required by FASB ASC 830-20-45-1, please disclose the aggregate transaction gain or loss included in determining net income for the periods presented. Please also

tell us the statement of operations line item(s) in which the gains or losses are presented.

Statement of Cash Flows, page F-14

36. You disclose that cash flows from your operations are calculated based upon the local currencies in accordance with FASB ASC 230. Please confirm, if true, that your statements of cash flows report the reporting currency equivalent of foreign currency cash flows either using the exchange rates in effect at the time of the cash flows or a weighted average exchange that results in substantially the same results as if the rates at the dates of the cash flows were used. See FASB ASC 830-230-55. Please consider revising your disclosures to provide greater clarity regarding your cash flow presentation.

Subsequent Events, page F-14

37. We read that you evaluated subsequent events through the date the consolidated financial statements were available to be issued. As you appear to be an SEC Filer, as that term is defined in FASB ASC 855-10, you should evaluate subsequent events through the date the consolidated financial statements were issued. Please revise or advise. Additionally, please tell us how you considered the guidance in FASB ASC 855-10-25-4 when filing this registration statement.

Note 3 – Accounts Receivable, net, page F-18

38. We note that you do not have an allowance for doubtful accounts or inventory obsolescence reserve as of the annual periods ended December 31, 2008 and 2009. Please tell us in greater detail why no balances are necessary. In particular, please explain if you have written off any uncollectible accounts or sold any significant amount of inventory below cost during the periods presented.

Note 6 – Other Assets, page F-19

39. You disclose that other assets consist of your investments in the membership certificates at Shanghai Diamond Exchange and Shanghai Gold Exchange and that those certificates are transferable at the market. Please tell us and revise your disclosures to clarify the meaning of "transferable at the market." Please also tell us how you account for your investments, including whether or not you record them as a cost investment or mark the investments to market, and the authoritative guidance you utilized in determining your accounting treatment.

Note 9 – Income Tax, page F-21

40. Please provide the applicable disclosures required by FASB ASC 740-10-50, particularly paragraphs 50-2, 50-6, 50-9, and 50-15.

Note 11 – Warrants, page F-25

41. We note your disclosure that the exercise prices of the warrants issued in relation to your private placement are "subject to adjustments under certain circumstances." Please tell us the nature and terms of these potential adjustments and clarify how these provisions do not necessitate liability classification. Please tell us how you determined that these warrants were indexed to your common stock under FASB ASC paragraphs 815-40-15-5 through 15-8. In particular, please clarify if the warrants include "down round" provisions whereby the warrant exercise prices are reduced if equity shares are issued for prices that are lower than the warrant exercise prices or if you issue new warrants that have a lower exercise price. Also see the examples provided in FASB ASC paragraphs 815-40-55-19 through 55-48, particularly Example 9 which discusses down-round provisions.

Financial Statements for the Period Ended March 31, 2010

General

42. Please apply our comments on your annual financial statements to your interim financial statements, where applicable.

Condensed Consolidated Statements of Income, page F-29

43. Please disclose your earnings per share for the interim period, similar to the disclosure in your March 31, 2010 Form 10-Q. Refer to ASC 260-10-45-2.

Undertakings, page 101

44. Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Signatures, page 101

45. Please revise to clarify that Bin Liu also signed in his capacity as principal financial officer. Please see Instruction 1 to Form S-1.

Exhibit Index, page 102

46. Please refile a complete version of Exhibit 10.1, including Schedule I, List of Investors and Shares purchased, and the Disclosure Schedules.

Form 10-K for Fiscal Year Ended December 31, 2009

You should comply with the comments below in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Controls and Procedures, page 18

Disclosure Controls, page 18

47. We note in the last paragraph that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective "in timely alerting him to material information relating to Kingold Jewelry, Inc. required to be included in our periodic reports filed with the SEC as of the end of the period covered by this Report."   However, this is not the definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as you defined in the second paragraph. Please confirm to us and revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Please make similar revisions in your Form 10-Q for the quarterly period ended March 31, 2010.

48. In the last paragraph, you state that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us and revise to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II,

Part F(4) of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please make similar revisions in your Form 10-Q for the quarterly period ended March 31, 2010.

Signatures, page 27

49. While your principal executive officer and principal financial officer has signed for the registrant, the signatures below the registrant signature must also reflect that such persons are signing on behalf of the registrant and in the individual capacities indicated. Please confirm that each of these officers has also signed the Form 10-K in their applicable capacity of principal executive officer, principal financial officer and controller or principal accounting officer, and revise your filings to provide for signatures as provided in the form. Refer to Form 10-K and General Instruction D (2)(a).

Forms 8-K filed December 28, 2009, February 4, 2010, and March 8, 2010

50. Please refer to our previous comment letters dated January 19, 2010 and June 10, 2010 concerning your Form 8-K filed December 28, 2009. As indicated in those previous comment letters, you must provide a substantive response to our comments, submitted as correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please submit this response letter or tell us when you will submit it.

51. Please refer to our previous comment letter dated June 22, 2010 concerning your Forms 8-K filed February 4, 2010 and March 8, 2010. As indicated in that previous comment letter, you must provide a substantive response to our comments, submitted as correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please submit this response letter or tell us when you will submit it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Paul Goodman, Esq.
Cyruli Shanks Hart & Zizmor, LLP